SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 9)*

Name of issuer: Science Applications International Corporation

Title of Class of Securities: Class A-Common Stock

CUSIP Number: 808626998

Date of Event Which Requires Filing of this Statement: 12/31/2004

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: (X) Rule 13d-1(b) ( ) Rule 13d-1(c) ( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

13G

CUSIP No.: 808626998

1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vanguard Fiduciary Trust Company, acting in various fiduciary capacities. 23-2186884

2.     CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

             Not Applicable A. B.

3.     SEC USE ONLY

4.     CITIZENSHIP OF PLACE OF ORGANIZATION

      Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.     SOLE VOTING POWER

         None

6.     SHARED VOTING POWER

           80,262,709 shares (includes 298,240 shares representing 20:1 conversion of 14,912 shares Class B common stock held by ESRP)

7.     SOLE DISPOSITIVE POWER

         None

8.     SHARED DISPOSITIVE POWER

          80,262,709 shares (includes 298,240 shares representing 20:1 conversion of 14,912 shares Class B common stock held by ESRP)

13G

CUSIP No.: 808626998

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          80,262,709 shares (includes 298,240 shares representing 20:1 conversion of 14,912 shares Class B common stock held by  ESRP)

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         Not applicable

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         35.975%

12.     TYPE OF REPORTING PERSON

         BK

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

Item 1 (a) — Name of Issuer

         Science Applications International Corporation

Item 1 (b) — Address of Issuer’s Principal Executive Offices:

         10260 Campus Point Drive
         San Diego, California 92121

Item 2 (a) — Name of Person Filing:

  This filing is made by Vanguard Fiduciary Trust Company, Trustee

Item 2 (b) – Address of Principal Business Office or, if none, residence

         500 Admiral Nelson Blvd., Malvern, PA 19355

Item 2 (c) — Citizenship

Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) — Title of Class of Securities

         Class A-Common

Item 2 (e) — CUSIP Number

         808626998

Item 3 — Type of Filing:

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(d), check whether the person filing is a:

    (b)        X Bank as defined in Section 3(a)(6) of the Act.

Item 4 — Ownership:

    (a)        Amount Beneficially Owned:

                  80,262,709 shares

    (b)        Percent of Class:

                  35.975%

    (c)        Number of shares as to which such person has:

                (i)        sole power to vote or to direct the vote: None

               (ii)        shared power to vote or to direct the vote: 80,262,709 shares*

              (iii)        sole power to dispose or to direct the disposition of: None

              (iv)        shared power to dispose or to direct the disposition of: 80,262,709 shares**

*Each participant holding shares of Common Stock in the Plan shall instruct the Trustee how to vote the shares of Company Stock attributable to such participant’s account, whether or not vested. The Trustee, itself or by proxy, shall vote shares of Common Stock attributable to such participants accounts in accordance with the instruction of such participants. If, within five business days prior to any vote of stockholders, the Trustee has not received instructions from such participants with respect to any shares of Company Stock in their accounts, the Trustee may vote such shares at such meeting in the same proportion as the shares for which the Trustee has received timely instructions, subject to applicable law.

**Shares of Common Stock in the Plan are held in various accounts, allocated by the source of contribution (employer, the predecessor to the employer or the employee) and may be disposed of by the Plan or the Trustee only in accordance with the terms of the Plan.

Item 5. Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Subject to the terms of the Plan, participants in the Plan are entitled to receive certain distributions of assets held by the Plan. Such distributions may include proceeds from the sale of shares of Common Stock reflected in this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8. Identification and Classification of Members of the Group.

         Not Applicable

Item 9. Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

Vanguard Fiduciary Trust Company, Trustee

Name: Matthew Kogan Title: Assistant Secretary